UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

RECEIVED
2010 MAR -1 A 9:5

Our ref: ANN2010/UOB2010/UOB-A04/at/sc

5 February 2010

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA



SUPPL



10015292

Dear Sir

SEMI-ANNUAL DIVIDEND PAYMENT ON UOB CLASS E NON-CUMULATIVE, NON-CONVERTIBLE PREFERENCE SHARES

We enclose a copy of our announcement dated 5 February 2010 in regard to the above matter for your information

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc



United Overseas Bank Limited
(Incorporated in the Republic of Singapore)
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

ANNOUNCEMENT

SEMI-ANNUAL DIVIDEND PAYMENT ON UOB CLASS E NON-CUMULATIVE, NON-CONVERTIBLE PREFERENCE SHARES ("PREFERENCE SHARES")

United Overseas Bank Limited wishes to announce the following in respect of the forthcoming payment of semi-annual one-tier tax exempt dividend on its Preference Shares (trading name: UOB 5.05%NCPS 100):

Dividend Period	=	15 September 2009 up to, but excluding, 15 March 2010
Number of days	=	181
Dividend Rate	=	5.05% per annum (fixed)
Basis of Calculation of Dividend	=	Number of preference shares held x Liquidation Preference of $100 per share x 5.05% x 181 days / 365 days
Dividend Payment Date	=	15 March 2010
Record Date	=	3 March 2010 at 5.00 pm

By Order of the Board

Mrs Vivien Chan
Company Secretary

Dated this 5th day of February 2010